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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
      UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                                                Commission File Number 000-21237
                                                                       ---------

                           Rental Service Corporation
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             (Exact name of registrant as specified in its charter)


   6929 East Greenway Parkway, Suite 200, Scottsdale, AZ 85254, (480) 905-3300
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock, $0.01 par value per share
                      9% Senior Subordinated Notes due 2008
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            (Title of each class of securities covered by this Form)


                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   / /         Rule 12h-3(b)(1)(i)    / /
         Rule 12g-4(a)(1)(ii)  / /         Rule 12h-3(b)(1)(ii)   / /
         Rule 12g-4(a)(2)(i)   / /         Rule 12h-3(b)(2)(i)    / /
         Rule 12g-4(a)(2)(ii)  / /         Rule 12h-3(b)(2)(ii)   / /
                                           Rule 12h-3(b)(3)       /X/
                                           Rule 15d-6             / /


         Approximate number of holders of record as of the certification or notice date:

                  Common Stock - One (1)

                  Senior Subordinated Notes - None

         Pursuant to the requirements of the Securities Exchange Act of 1934, Rental Service Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:       August 13, 1999            By: /s/ Robert M. Wilson
      ---------------------------         --------------------------------------
                                          Robert M. Wilson
                                          Executive Vice President, Chief
                                          Financial Officer